Exhibit 12.1

SIGNET JEWELERS LIMITED AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended
	February 1, 2014	February 2, 2013 (1)	January 28, 2012	January 29, 2011	January 30, 2010
(in millions, except ratio)
Earnings:
Income before income taxes	$566.5	$556.9	$502.1	$300.4	$230.5
Fixed charges (2)	111.9	108.9	109.2	176.3	138.3

Total Earnings	$678.4	$665.8	$611.3	$476.7	$368.8

Fixed Charges:
Interest expense, net	$3.6	$3.2	$3.4	$68.6	$33.1
Facility amendment fee amortization	0.4	0.4	1.9	3.5	0.9
Estimate of interest within rental expense (3)	107.9	105.3	103.9	104.2	104.3

Total Fixed Charges	$111.9	$108.9	$109.2	$176.3	$138.3

Ratio of Earnings to Fixed Charges	6.06x	6.11x	5.60x	2.70x	2.67x

(1)	The fiscal year ended February 2, 2013 was comprised of 53 weeks.
(2)	Fixed charges comprise interest expense, net, facility amendment fee amortization and an estimate of the interest within rental expense.
(3)	Interest within rental expense is estimated to be one-third of rental expense.